UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 16, 2005

Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes            No    X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

“Peeyush K. Varshney”

Date: March 16, 2005

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

March 16, 2005

Item 3.

Press Release

March 16, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that it has been contracted to supply solar-powered LED runway lighting for two runways undergoing resurfacing and pavement upgrades.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth                         Peeyush Varshney

President                                 Corporate Secretary

(250) 380-0052                        (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 16th day of March, 2005.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Wednesday, March 16, 2005

(No.2005-03-08)

CARMANAH SOLAR-POWERED LED AIRFIELD LIGHTING PROVIDES

BACKUP DURING RUNWAY IMPROVEMENTS BRINGS IN ORDERS OF CDN$391,000

Victoria, British Columbia, Canada - March 16, 2005 – Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that it has been contracted to supply solar-powered LED runway lighting for two runways undergoing resurfacing and pavement upgrades.  The orders are valued at approximately Cdn$156,000 and Cdn$235,000 (for a total of Cdn$391,000).

The first order was for Carmanah's solar-powered LED runway edge and caution lights to be used for emergency backup lighting on a secondary runway at the world-renowned Nassau International Airport in the Bahamas.  An estimated one million people utilize the 11,000 ft runway at the Nassau International Airport each year and there are approximately 500 landings and take-offs everyday.  As the "gateway" to the Bahamas, the airport is considered one of the country's most valuable pieces of real estate.

“This is another example of how we are following our strategic plans to break into the civil aviation market,” states Art Aylesworth, Carmanah’s CEO.  “Reconstruction projects give us a great opportunity to showcase Carmanah’s airfield lights.  Carmanah’s solar-powered LED airfield lights can be installed quickly, and then moved to another location and used again after the project ends.”

Nassau International purchased the 150 units of Carmanah's solar-powered airfield lights as part of a US$40 million reconstruction project currently underway.  The order comprised of runway edge lights, runway caution lights (with split amber/white LEDs), and threshold lights (with split red/green LEDs) and will be shipped this quarter.  Carmanah's solar-powered LED technology will be used as backup lighting in the event of a power failure or other emergency.  Once installed, Carmanah's lights can be activated within 10 seconds of runway light failure and will provide bright, reliable dusk-to-dawn operation.

The second airfield lighting order, in the amount of Cdn$235,000, was placed by a US defense customer.  This order comprised of 334 units of taxiway edge, runway edge, runway caution and runway threshold airfield lights.  Carmanah is pleased to report the entire order was delivered within two business days.  These lights will be installed on a temporary runway at the air base to enable uninterrupted operations while construction takes place.  Once the upgrades are complete, the lights will then be used permanently for dual runway operations.

With more than 20,000 installations worldwide, Carmanah is the primary supplier of solar-powered LED airfield lighting to commercial, private and defense airfields.  For more information, visit Carmanah's aviation web site at www.solarairportlights.com.

About Carmanah

Carmanah is an award-winning manufacturer of proprietary LED-based lighting and illumination products for the public transit, roadway, marine, aviation, industrial worksite, and illuminated signage markets.  The Company has more than 110,000 solar-powered LED lighting installations and 50,000 LED-illuminated sign installations in 110 countries.  The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah’s Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.